Adherex Technologies Inc.

P.O. Box 13628

68 TW Alexander Drive

Research Triangle Park, NC 27709

April 9, 2014

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adherex Technologies Inc. (the “Company”)

Post-Effective Amendment No. 3 on Form S-1

File No. 333-170570

Filed April 9, 2014

Ladies and Gentlemen:

The Company hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Post-Effective Amendment No. 3 on Form S-1 filed with the Commission via the EDGAR system at 6:00 a.m. on April 9, 2014 (File No. 333-170570) (the “Amendment”).

The Company requests this withdrawal  because the Amendment excluded the XBRL exhibits required pursuant to Rule 601(b)(101) of Regulation S-K.  No securities were offered or sold pursuant to the Amendment.

If you have any questions with regard to this application for withdrawal, please do not hesitate to contact Jonathan E. Silverblatt at (212) 415-9315.

Thank you for your assistance in this matter.

Adherex Technologies Inc.

By:	/s/ Rostislav Raykov
Name: Rostislav Raykov
Title: Chief Executive Officer